

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-Mail
Mr. Mario E. Rodriguez
Chief Executive Officer
Northern Tier Energy, Inc.
38C Grove Street, Suite 100
Ridgefield, Connecticut 06877

> **Re: Northern Tier Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-178457**
>
> **Northern Tier Energy LLC**
> **Northern Tier Finance Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 10, 2012**
> **File No. 333-178458**

Dear Mr. Rodriguez:

We have reviewed your amendments and your correspondence dated February 10, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

Description of Our Indebtedness, page 108

Senior Secured Asset-Based Revolving Credit Facility, page 108

1.   We note your response to comment 13 in our letter dated January 9, 2012, and we re-issue the comment in part. Please describe in greater detail the restrictions on your ability to

incur additional indebtedness. Please also disclose for illustrative purposes the calculation of your fixed charge coverage ratio as of a recent date.

Certain Relationships and Related Person Transactions, page 171

Management Services Agreement, page 175

2.   We note your discussion of a "minimum annual fee of $2 million." Please clarify whether this is the same as the "Minimum Fee" of $500,000 per fiscal quarter specified in Section 2(b) of the Amended and Restated Management Services Agreement.

3.   We note the following statement on page 175: "Northern Tier Energy LLC will also pay ACON Management and an affiliate of TPG Capital specified success fees in connection with advice they provide in relation with certain corporate transactions."   We also note the provisions in the Amended and Restated Management Services Agreement concerning a "Subsequent Fee" (Section 2(c)) and a "Success Fee" (Section 2(d)). Please disclose whether you will pay to ACON and TPG in connection with this offering the fees specified in Sections 2(c) and/or 2(d). Also disclose any applicable fees, including an estimate of the amount, in your Prospectus Summary section where you discuss your relationship with ACON and TPG and in your Use of Proceeds section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Don Delaney (Staff Accountant) at (202) 551-3863 or Shannon Buskirk (Staff Accountant) at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman Von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director